ImmunoPrecise Antibodies Ltd.

3204-4464 Markham Street

Victoria, BC, Canada V8Z 7X8

PH: +1 (250) 483-0308

Website: www.ipatherapeutics.com Email: info@ipatherapeutics.com

Date: August 1, 2025
To: All Canadian Securities Regulatory Authorities NASDAQ Exchange
Subject: IMMUNOPRECISE ANTIBODIES LTD.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Annual General Meeting

Record Date for Notice of Meeting : August 27, 2025

Record Date for Voting (if applicable) : August 27, 2025

Beneficial Ownership Determination Date: August 27, 2025

Meeting Date : October 9, 2025

Meeting Location (if available) : Virtual Meeting

Issuer sending proxy related materials directly to NOBO: No

Issuer paying for delivery to OBO: No

Notice and Access (NAA) Requirements:

    NAA for Beneficial Holders No

    NAA for Registered Holders No

Voting Security Details:
Description CUSIP Number ISIN COMMON 45257F200 CA45257F2008

Sincerely, IMMUNOPRECISE ANTIBODIES LTD.